Writer's Direct Dial: +44 207 614 2230
E-Mail: dgottlieb@cgsh.com

August 9, 2011

BY EDGAR Mr. Larry Spirgel Assistant Director Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	Comment Letter—Magyar Telekom Telecommunications Plc. (“Magyar Telekom”) Annual Report on Form 20-F for 2010

Dear Mr. Spirgel:

We appreciated the opportunity to speak with your colleague Paul Fischer on August 9 in connection with the comment letter that was received on August 5, 2011 relating to Magyar Telekom’s Annual Report for 2010.  As discussed, Magyar Telekom intends to respond to the comments by no later than August 26, 2011.

Mr. Larry Spirgel, p. 2

Please do not hesitate to contact us if you have any questions or if we can be of assistance at this time.  You can reach either me at my number above, or my colleague Sarah Lewis at +44 20 7614 2376.

Yours sincerely,

/s/ David I. Gottlieb

David I. Gottlieb

cc:
Mr. Paul Fischer, Securities and Exchange Commission
Mr. Joseph M. Kempf, Securities and Exchange Commission
Mr. Robert S. Littlepage, Securities and Exchange Commission
Mr. Ajay Koduri, Securities and Exchange Commission
Mr. Thilo Kusch, Magyar Telekom Telecommunications Plc.
Mr. Balázs Máthé, Magyar Telekom Telecommunications Plc.
Ms. Éva Kisgyörgy, Magyar Telekom Telecommunications Plc.
Mr. Thomas E. Stumpf, Magyar Telekom Telecommunications Plc.
Ms. Sarah E. Lewis, Cleary Gottlieb Steen & Hamilton LLP